UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35707

LIBERTY MEDIA 401(k) SAVINGS PLAN

(Full title of the Plan)

LIBERTY MEDIA CORPORATION

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado 80112

(Address of its principal executive office)

REQUIRED INFORMATION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN

	By	/s/ Kelly C. King
Kelly C. King
Assistant Vice President

May 19, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Participants

Liberty Media 401(k) Savings Plan

Englewood, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Liberty Media 401(k) Savings Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Nonexempt Transactions for the year ended December 31, 2020 and the Schedule of Assets (Held at End of Year) as of December 31, 2020, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

We have served as the Plan’s auditor since 2021.

Denver, Colorado

May 19, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Participants

Liberty Media 401(k) Savings Plan

Englewood, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Liberty Media 401(k) Savings Plan (the “Plan”) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ ACM LLP

Denver, Colorado

June 10, 2020

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets

Available for Benefits

December 31, 2020 and 2019

	2020	2019

	(amounts in thousands)
Assets
Investments, at fair value:
Series C Liberty SiriusXM common stock	$9,790	12,318
Series C Liberty Braves common stock	891	1,080
Series C Liberty Formula One common stock	2,646	3,303
Series A Qurate Retail, Inc. common stock	3,544	1,940
Series A Qurate Retail, Inc. 8% Cumulative Redeemable preferred stock	662	—
Series C Liberty Broadband Corporation common stock	3,290	—
Series A GCI Liberty common stock	—	2,880
Mutual funds	130,336	116,072
Brokeragelink accounts	10,113	8,758
Total investments, at fair value	161,272	146,351

Receivables:
Notes receivable from participants	409	532
Total receivables	409	532
Total assets	161,681	146,883

Liabilities
Payable for required refund of excess contributions and earnings thereon	(405)	(298)
Net assets available for benefits	$161,276	146,585

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets

Available for Benefits

Years ended December 31, 2020 and 2019

	2020	2019

	(amounts in thousands)
Additions
Net investment income:
Net appreciation in fair value of investments	$12,883	20,188
Interest and dividend income	7,076	6,194
Total net investment income	19,959	26,382
Interest on notes receivable from participants	23	34
Contributions:
Employer	2,779	2,702
Participant	4,960	4,852
Rollovers	1,056	858
Refund of excess contributions and earnings thereon	(405)	(298)
Total contributions, net	8,390	8,114
Total additions to net assets	28,372	34,530
Deductions:
Administrative expenses	(131)	(94)
Distributions to participants and loans deemed distributed	(13,550)	(9,421)
Total deductions	(13,681)	(9,515)

Net increase in net assets available for benefits	14,691	25,015

Net assets available for benefits:
Beginning of year	146,585	121,570
End of year	$161,276	146,585

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(1)	Description of the Liberty Plan

The following description of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") is provided for general information purposes only.  Participants should refer to the Liberty Plan document for more complete information.  The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits are not guaranteed by the Pension Benefit Guaranty Corporation.

General

The Liberty Plan is a defined contribution plan sponsored by Liberty Media Corporation (“Liberty” or the “Company”). The Plan Administrative Committee of the Liberty Plan serves as the Plan Administrator for the Liberty Plan.

The Liberty Plan enables participating employees of Liberty and its qualifying subsidiaries and employees of Qurate Retail, Inc. (“Qurate Retail”) to invest in interests in Liberty and Qurate Retail, and to receive benefits upon retirement.  Employees of Liberty and its qualifying subsidiaries and employees of Qurate Retail who are at least 18 years of age are eligible to participate in the Liberty Plan either immediately upon hire or, for certain specified employees, after one year of service (as defined in the Liberty Plan document).

Contributions

Subject to the Internal Revenue Service (“IRS”) limitations described below, participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation.  Pursuant to the terms of the Liberty Plan, participating employers may make matching contributions as follows, as approved by the respective management teams. The participating employers in the Liberty Plan reserve the right to change the matching contribution amounts at any time.

% of participant contributions	Maximum match as a % of
eligible for match	eligible compensation
100%	10%
50%	4%

All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS.  Employee pre-tax contributions (excluding catch-up contributions) were limited to $19,500 and $19,000 in 2020 and 2019, respectively.  Combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to $57,000 and $56,000 in 2020 and 2019, respectively.  Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees turning 50 in the respective calendar year, are not matched by the employer and were limited to $6,500 and $6,000, respectively, in 2020 and 2019.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Participant and employer contributions, including both vested and unvested employer contributions, can be invested in any open investment option offered in the Liberty Plan, including the Brokeragelink option, as directed by the participant.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan, provided that certain conditions are met.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the Liberty Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Effective January 1, 2019 the Plan was amended to reflect hardship withdrawal provisions which were included in the Bipartisan Budget Act of 2018. Upon separation from service, vested account balances of $1,000 or less (including rollovers) will automatically be distributed absent a request for distribution or rollover by the participant. Upon separation from service, vested account balances that exceed $1,000 but are $5,000 or less (including rollovers) will automatically be rolled over in cash to an IRA selected by the Plan Administrator absent a request for distribution or rollover by the participant. Distributions and other withdrawals are processed on a daily basis. Participants may request to receive Company common stock, Qurate Retail, Inc. common stock, Series A Qurate Retail, Inc. 8% Cumulative Redeemable preferred stock, or Liberty Broadband Corporation (“Liberty Broadband”) common stock held in their account as an in-kind distribution.

Notes Receivable from Participants

Participants may borrow from their Liberty Plan accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the month immediately preceding the month in which the loan was made plus 1%.  The interest rate for new loans is updated monthly on the first day of the following month for any changes to the prime rate that occur during any given month.  Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer.  Loans are secured by the vested balance in the participant's account.  At December 31, 2020, outstanding loans had interest rates ranging from 4.25% to 6.5% and maturity dates through October 2025.  Principal and

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

interest are paid ratably through monthly payroll deductions or automatic bank draft after termination of employment.

Forfeitures

Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce the participating employers' future matching contributions.  Forfeitures aggregated approximately $23,000 and $97,000 during 2020 and 2019, respectively.  Forfeitures of approximately $91,000 and $56,000 were used to pay Liberty Plan expenses during 2020 and 2019, respectively. Unused forfeitures aggregated approximately $12,000 and $81,000 at December 31, 2020 and 2019, respectively.

Investment Options

As of December 31, 2020, the Liberty Plan has various investment options including mutual funds and common stocks.  The mutual funds include money market, bond, real estate, domestic and international stock funds, small to large cap funds, growth and value funds, and asset allocation funds based on target retirement dates.  In addition, the Liberty Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded investments and mutual funds not offered directly by the Liberty Plan.  A complete list of investment options can be found on Schedule II to these financial statements.  Liberty Plan participants may change investment options and contribution percentages on a daily basis.

Vesting

Participant contributions and rollover contributions are always fully vested.  Participants vest in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage
Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

Employer matching contributions transferred from other plans to the Liberty Plan vest according to the terms specified in the transferor plans.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  The Trustee may, at the direction of Liberty Plan participants, invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets.  Additionally, participants of the Liberty Plan are allowed to invest in non-employer securities.

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA.  The Liberty Plan provides for full and immediate vesting of all participant accounts upon termination of the Liberty Plan.

Risks and Uncertainties

The Liberty Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

As of December 31, 2020, the Liberty Plan had investments in Series C Liberty SiriusXM common stock, Series C Liberty Braves common stock, Series C Liberty Formula One common stock, Series A Qurate Retail, Inc. common stock, Series A Qurate Retail, Inc. 8% Cumulative Redeemable preferred stock, and Series C Liberty Broadband common stock. As of December 31, 2019 the Liberty Plan had investments in Series C Liberty SiriusXM common stock, Series C Liberty Braves common stock, Series C Liberty Formula One common stock, Series A Qurate Retail, Inc. common stock and Series A GCI Liberty, Inc. (“GCI Liberty”) common stock. Changes in the values of these investment securities could materially impact the net assets available for benefits due to these concentrations. See further discussion in footnote 8.

(2)          Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Plan have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Investments

Investments are reflected in the accompanying financial statements at fair value.  Fair value represents the closing prices at December 31, 2020 and 2019 for those securities having readily available market quotations.

The following closing market prices have been used to value the Liberty Plan’s investment in common stocks:

	December 31,
	2020	2019
Series C Liberty SiriusXM common stock (a)	$43.51	$48.15
Series C Liberty Braves common stock	24.88	29.52
Series C Liberty Formula One common stock	42.60	45.97
Series A Qurate Retail, Inc. common stock (b)	10.97	8.43
Series A Qurate Retail, Inc. 8% Cumulative Redeemable preferred stock (b)	99.00	—
Series C Liberty Broadband common stock (c)	158.37	—
Series A GCI Liberty common stock (c)	—	70.85

(a)	See Transactions Impacting Liberty SiriusXM common stock in note 4.
(b)	See Transactions Impacting Qurate Retail common stock in note 5.
(c)	See Transactions Impacting GCI Liberty common stock in note 6.

Securities and investment transactions are accounted for on the trade date.  The cost basis of such shares distributed is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis. The net appreciation or depreciation in fair value of investments (net realized and unrealized gains or losses) is reflected in the accompanying statements of changes in net assets available for benefits and is determined as the difference between the market value at the beginning of the year (or date purchased during the year) and selling price or year-end market value.

See notes 3 through 7 for additional information regarding the Liberty Plan investments.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest.  Defaulted participant loans are reclassified as a distribution based upon the terms of the Liberty Plan document.

Distributions to Participants

Distributions requested by participants are recorded when paid.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Income Taxes

The IRS has determined and informed Liberty by a letter dated December 8, 2015 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC").  Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification.  Although the Liberty Plan has been subsequently amended, the Liberty Plan administrator believes that the Liberty Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Liberty Plan administrator believes that the Liberty Plan is qualified and the related trust is tax-exempt as of December 31, 2020 and 2019.

Accounting principles generally accepted in the United States of America (“GAAP”) require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Liberty Plan is subject to routine audits by taxing jurisdictions; however, there are currently no IRS audits for any tax periods in progress.

In February 2021, the Plan Sponsor identified one participant who had not received required minimum distributions from the Plan since attaining age 70-1/2 and retiring.  The Plan Sponsor took prompt steps to correct this error pursuant to IRS correction procedures by calculating the amount of required minimum distributions due to the participant for all past years, adjusting that amount for earnings, and distributing that amount from the Plan.  In addition, the Plan Sponsor filed a Voluntary Compliance Program submission with the IRS requesting that the IRS waive the penalties that could be imposed on the participant for the failure to take required minimum distributions from the Plan. In May 2021, the IRS issued a compliance statement accepting the correction and waiving penalties that could have been imposed.

The Department of Labor (“DOL”) initiated a review of the Plan in June 2020 and closed the review in March 2021 with minimal findings related to the Plan’s operation and administration and with no penalties being imposed.

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay allowable Liberty Plan administrative expenses including legal fees, audit and tax preparation fees, printing and mailing fees, investment and advisor fees and recordkeeper and trustee fees, except that the fees charged by the Trustee for participant loans and qualified domestic relations orders are paid by the participant utilizing such feature. Any additional administrative expenses of the Liberty Plan are paid by Liberty, and are excluded from these financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ significantly from those estimates.

(3)	Investments

Fair Value Measurements

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

● Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Liberty Plan has the ability to access.

● Level 2

Inputs to the valuation methodology include:

o	quoted prices for similar assets or liabilities in active markets;
o	quoted prices for identical or similar assets or liabilities in inactive markets;
o	inputs other than quoted prices that are observable for the asset or liability;
o	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

● Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for benefits.  The following methods and assumptions were used to estimate the fair values:

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

Mutual funds and money market funds—Mutual funds and money market funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Liberty Plan are open-ended investment funds registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Liberty Plan are deemed to be actively traded and are classified as Level 1.

Common stock —The fair value of these investments is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.

Brokeragelink account—This asset category represents a separate brokerage account that offers a wide range of investment opportunities including mutual funds, common stocks listed on major U.S. exchanges and fixed-income securities, including certificates of deposit.  The fair value of common stocks and other exchange traded investments that are publicly traded is based on the closing price per the principal stock exchange on which they are traded and are classified as Level 1.  The fair value of mutual funds is based on the net asset values of shares held at year-end and are classified as Level 1.  The fair value of fixed-income securities is based on observable market information and yields available on comparable securities of issuers with similar credit ratings and may include benchmarking, sector grouping and matrix pricing and are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Liberty Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2020 and 2019.

The tables below present the fair value of assets by class measured at fair value on a recurring basis as of December 31, 2020 and 2019.

	Assets at Fair Value as of December 31, 2020
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$20,823	—	—	20,823
Mutual funds	130,336	—	—	130,336
Brokeragelink accounts	9,293	820	—	10,113
Total investments at fair value	$160,452	820	—	161,272

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

	Assets at Fair Value as of December 31, 2019
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$21,521	—	—	21,521
Mutual funds	116,072	—	—	116,072
Brokeragelink accounts	7,777	981	—	8,758
Total investments at fair value	$145,370	981	—	146,351

(4)	Transaction Impacting Liberty SiriusXM Common Stock

On April 22, 2020, the Company’s board of directors approved the immediate reattribution of certain assets and liabilities between the Formula One Group and the Liberty SiriusXM Group (collectively, the “reattribution”).

The reattribution was reflected in the Company’s financial statements in the second quarter of 2020 on a prospective basis.

In addition, on April 22, 2020, the Company’s board of directors authorized management of the Company to distribute subscription rights (the “Series C Liberty SiriusXM Rights”) to purchase shares of Series C Liberty SiriusXM common stock, par value $0.01 per share (“LSXMK”), in a rights offering (the “rights offering”) to be distributed to holders, including the Liberty Plan, of Series A Liberty SiriusXM common stock, par value $0.01 per share, Series B Liberty SiriusXM common stock, par value $0.01 per share, and LSXMK. Each subscription right entitled the holder to acquire shares of LSXMK at a price equal to a 20% discount to the volume weighted average trading price of LSXMK for the three day trading period ending on and including May 8, 2020. The rights offering was made pursuant to a registration statement and prospectus that was filed by the Company with the Securities and Exchange Commission on May 14, 2020.

The record date for the distribution of the Series C Liberty SiriusXM Rights was 5:00 p.m., New York City time, on May 13, 2020. The rights offering commenced on May 18, 2020 and expired on June 5, 2020. Shareholders of Liberty SiriusXM common stock received .0939 of a right for every one share of Liberty SiriusXM common stock. In aggregate, the Liberty Plan received 22,533 rights. Participant shareholders elected to exercise 3,219 of these rights with the remaining 19,314 being sold.  Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the exercise and/or sale of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  Liberty requested a prohibited transaction individual exemption from the DOL and expects that the DOL

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

will respond during 2021. Liberty is not aware of any circumstances that would preclude the DOL from approving the requested exemption.

(5)	Transaction Impacting Qurate Retail Common Stock

On August 21, 2020, Qurate Retail announced that an authorized committee of its Board of Directors had declared a special dividend (the “Special Dividend”) on each outstanding share of its Series A and Series B common stock, including those shares held by Liberty Plan participants, consisting of (i) cash in the amount of $1.50 per common share and (ii) 0.03 shares of newly issued 8.0% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Preferred Stock”), having an initial liquidation price of $100 per share of Preferred Stock, with cash paid in lieu of fractional shares. The dividend was distributed on September 14, 2020 to holders of record of Qurate Retail’s Series A and Series B common stock as of 5:00pm New York City time on August 31, 2020.  Liberty Plan participants received 6,771 shares of Preferred Stock and this investment is a frozen investment in the Liberty Plan, meaning participants cannot make any future investments in Preferred Stock. Holders of the Preferred Stock are entitled to receive quarterly cash dividends at a fixed rate of 8.0% per year on a cumulative basis, beginning December 15, 2020 and thereafter on each of March 15, June 15, September 15 and December 15 during the term. The Preferred Stock is non-voting, except in limited circumstances as required by law, and subject to a mandatory redemption on March 15, 2031.

(6)	Transaction Impacting GCI Liberty Common Stock

On December 18, 2020, Liberty Broadband completed its previously announced acquisition of GCI Liberty (the “Combination”).  Prior to the Combination, GCI Liberty consisted of (i) a wholly owned subsidiary, GCI Holdings, (ii) an equity method investment in Liberty Broadband, (iii) an investment in Charter and (iv) other assets and liabilities.

As a result of the Combination, each holder of a share of Series A common stock and Series B common stock of GCI Liberty, including those shares held by Liberty Plan participants, received 0.58 of a share of Series C common stock and Series B common stock, respectively, of Liberty Broadband.  Additionally, each holder of a share of Series A Cumulative Redeemable Preferred Stock of GCI Liberty received one share of newly issued Liberty Broadband Series A Cumulative Redeemable Preferred Stock. Cash was paid in lieu of issuing fractional shares of Liberty Broadband stock in the Combination. Liberty Plan participants received 20,774 shares of Series C Liberty Broadband common stock as a result of this transaction. Prior to the transaction described above, Series A GCI Liberty common stock was a frozen investment in the Liberty Plan, meaning that participants were unable to make any additional investments in Series A GCI Liberty common stock during the period it was held in the Liberty Plan. Series C Liberty Broadband common stock is a frozen investment in the Liberty Plan, meaning that participants cannot make any future investments in Series C Liberty Broadband common stock. In May 2021, the Liberty Plan liquidated its investment in Liberty Broadband common stock and proceeds were invested in the Liberty Plan’s qualified default investment alternative.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(7)	Related Party and Party-in-Interest Transactions

Certain Liberty Plan investments are shares of mutual funds managed by the Trustee. Through the investment options in Company stock and the Brokeragelink option, some participants may have holdings of certain related party securities. The Plan also invests in the common stock of the plan sponsor and of a participating employer. The following tables summarize transactions in these stocks:

	2020 Stock Activity
	Beginning Balance	Stock Dividends	Contributions	Earnings (Loss)	Net Exchanges	Disbursements	Ending Balance

	(amounts in thousands)
Series C Liberty SiriusXM common stock	$12,318	—	198	(1,351)	(376)	(999)	9,790
Series C Liberty Braves common stock	$1,080	—	75	(176)	(16)	(72)	891
Series C Liberty Formula One common stock	$3,303	—	45	(316)	(143)	(243)	2,646
Series A Qurate Retail, Inc. common stock	$1,940	—	165	1,650	(50)	(161)	3,544
Series A Qurate Retail, Inc. 8% Cumulative Redeemable preferred stock	$—	818	—	(147)	—	(9)	662

	2019 Stock Activity
	Beginning Balance	Contributions	Earnings (Loss)	Net Exchanges	Disbursements	Ending Balance

	(amounts in thousands)
Series C Liberty SiriusXM common stock	$9,764	233	2,934	(409)	(204)	12,318
Series C Liberty Braves common stock	$864	74	165	(9)	(14)	1,080
Series C Liberty Formula One common stock	$2,470	67	1,198	(385)	(47)	3,303
Series A Qurate Retail, Inc. common stock	$4,446	184	(2,555)	(46)	(89)	1,940

Fidelity receives revenue sharing from certain mutual fund companies. See note 2 for administrative expenses permitted to be paid to other service providers of the Plan. The Liberty Plan also issues loans to participants which are secured by the vested portion of the participant’s accounts. These transactions qualify as party-in-interest, which are exempt from prohibited transaction rules.

As described in note 4, Liberty completed a subscription rights offering. Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the potential sale of certain of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA.  As a result, Liberty requested a prohibited transaction individual exemption from the DOL for this transaction.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(8)	COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak and ongoing coronavirus disease (COVID-19) a pandemic. COVID-19 has contributed to significant declines and volatility in financial markets.  As such, the Plan saw relative volatility in the market value of securities held during 2020. The Plan adopted certain features specified in Federal regulations of the Coronavirus Aid Relief and Economic Security Act for qualifying participants including COVID-19 distribution options of up to $100,000, deferment of loan payments, and elimination of 2020 Required Minimum Distributions for those participants who meet certain qualifications.

(9)	Subsequent Events

Management has evaluated subsequent events through May 19, 2021, which is the date the financial statements were available to be issued. There were no other events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements other than the events discussed herein.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule G, Part III – Schedule of Nonexempt Transactions

Year ended December 31, 2020

Schedule I

EIN: 37-1699499

Plan Number: 001

Identity of party involved	Relationship to plan, employer, or other party-in-interest	Description of transactions, including maturity date, rate of interest, collateral, and par or maturity value	Purchase price	Selling price	Lease rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction
* Liberty Media Corporation - Liberty SiriusXM common stock	Securities offered in the Liberty Plan	Rights Offering (1)	—	NA	NA	NA	—	—	NA

(1)

During May 2020, Liberty completed a subscription rights offering pursuant to which existing Liberty SiriusXM shareholders, including the Liberty Plan, received .0939 of a subscription right to acquire one additional share of Liberty SiriusXM common stock for every one share of Liberty SiriusXM common stock held as of May 13, 2020. Because the subscription rights were not “qualifying employer securities” under ERISA, the distribution of the subscription rights to the Liberty Plan and the potential sale of certain of those subscription rights by the Liberty Plan Trustee resulted in prohibited transactions under ERISA. As a result, Liberty requested a prohibited transaction individual exemption from the DOL for this transaction. See notes 4 and 7 in the accompanying financial statements.

*                   Party-in-interest

See accompanying report of independent registered public accounting firm.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2020

Schedule II

EIN: 37-1699499

Plan Number: 001

		Description of investment	Current value at
	Identity of issue	including par value	December 31, 2020
			(amounts in thousands)
*	Liberty SiriusXM common stock	Series C common stock, par value $0.01 per share	$9,790
*	Liberty Braves common stock	Series C common stock, par value $0.01 per share	891
*	Liberty Formula One common stock	Series C common stock, par value $0.01 per share	2,646
*	Qurate Retail, Inc. common stock	Series A common stock, par value $0.01 per share	3,544
*	Series A Qurate Retail, Inc. 8% Cumulative Redeemable preferred stock	Series A preferred stock, par value $0.01 per share	662
	Liberty Broadband Corporation common stock	Series C common stock, par value $0.01 per share	3,290
	Artisan Funds Distributor, LLC	Artisan International Institutional	3,595
	BAMCO, Inc.	Baron Growth Institutional	9,936
	Capital Research and Management Company LLC	American Funds Growth Fund of America R6	8,001
	Dodge & Cox	Dodge & Cox Stock Fund	5,856
*	Fidelity Management & Research Company	Fidelity Low-Priced Stock K Fund	3,868
	Goldman Sachs Asset Management, L.P.	Goldman Sachs Small Cap Value, Institutional	2,578
*	Fidelity Management & Research Company	Fidelity 500 Index	16,850
*	Fidelity Management & Research Company	Fidelity International Index	3,999
*	Fidelity Management & Research Company	Fidelity US Bond Index	1,420
*	Fidelity Management & Research Company	Fidelity Extended Market Index	402
	Metropolitan West Asset Management, LLC	Metropolitan West Total Return Bond Fund Plan	3,617
	Pacific Investment Management Company LLC	PIMCO High Yield Institutional	2,035
	The Vanguard Group, Inc.	Vanguard Inflation - Protected Securities Admiral Shares	752
	The Vanguard Group, Inc.	Vanguard Treasury Money Market Investor	5,668
	The Vanguard Group, Inc.	Vanguard Total International Bond Index, Admiral	149
*	Fidelity Management & Research Company	Fidelity Freedom Income K Fund	1,603
*	Fidelity Management & Research Company	Fidelity Freedom 2010 K Fund	2,523
*	Fidelity Management & Research Company	Fidelity Freedom 2020 K Fund	12,886
*	Fidelity Management & Research Company	Fidelity Freedom 2030 K Fund	20,300
*	Fidelity Management & Research Company	Fidelity Freedom 2040 K Fund	12,458
*	Fidelity Management & Research Company	Fidelity Freedom 2050 K Fund	9,282
*	Fidelity Management & Research Company	Fidelity Freedom 2060 K Fund	1,980
	Cohen & Steers Capital Management, Inc.	Cohen & Steers Global Realty I	578
*	Fidelity Management & Research Company	Brokeragelink Accounts	10,113
*	Notes receivable from participants	Interest rates ranging from 4.25-6.50% with maturity dates through October 2025	409
			$161,681

*    Party-in-interest.

Liberty Media Corporation is the plan sponsor. Liberty Media Corporation, all of its employees, the employees of any participating employer in the Liberty Plan, and certain other persons are parties-in-interest to the Liberty Plan (See note 1).

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed as a part of this Report -

23.1	Consent of BDO USA, LLP
23.2	Consent of ACM LLP